ThinkEquity,

A Division of Fordham Financial Management, Inc

17 State Street, 22nd Floor

New York, New York 10004

November 6, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inhibikase Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1, as amended (the “Registration Statement”) File No. 333-240036

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), ThinkEquity, a division of Fordham Financial Management, Inc., as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so as to permit it to become effective on Tuesday, November 10, 2020, at 5:00 p.m. (Eastern Time), or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “E-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

ThinkEquity,
a division of Fordham Financial Management, Inc.

By:	/s/ Eric Lord
Name:	Eric Lord
Title:	Head of Investment Banking

cc:	Leslie Marlow, Esq.

Patrick J. Egan, Esq.